SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                               (Amendment No. 15)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)


                         Platinum Energy Resources, Inc.
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                                (Name of Issuer)

                    Common Stock, $0.0001 par value per share
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                         (Title of Class of Securities)

                                    727659104
         --------------------------------------------------------------
                                 (CUSIP Number)

                               Jeffrey A. Legault
                        Cadwalader, Wickersham & Taft LLP
                           One World Financial Center
                               New York, NY 10281
                                 (212) 504-6721

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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                  June 18, 2009
         --------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                               CUSIP No. 727659104
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1    NAME OF REPORTING PERSON
     Syd Ghermezian

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ]
                                                                         (b) [X]

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3    SEC USE ONLY


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4    SOURCE OF FUNDS (See Instructions)
     AF

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5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     or 2(e) [ ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Canada

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                7     SOLE VOTING POWER
                      None
   NUMBER OF
                ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         17,928,840
   OWNED BY
                ----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING          None
    PERSON
                ----------------------------------------------------------------
     WITH       10    SHARED DISPOSITIVE POWER
                      17,928,840

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11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       17,928,840

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12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
       Instructions) [ ]

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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       53.8%

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14     TYPE OF REPORTING PERSON (See Instructions)
       IN

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

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                               CUSIP No. 727659104
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1    NAME OF REPORTING PERSON
     Pacific International Group Holdings LLC

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ]
                                                                         (b) [X]

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3    SEC USE ONLY


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4    SOURCE OF FUNDS (See Instructions)
     WC

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5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     or 2(e) [ ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Nevada

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                7     SOLE VOTING POWER
                      17,928,840
   NUMBER OF
                ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         None
   OWNED BY
                ----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING          17,928,840
    PERSON
                ----------------------------------------------------------------
     WITH       10    SHARED DISPOSITIVE POWER
                      None

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11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       17,928,840

--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]

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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       53.8%

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14     TYPE OF REPORTING PERSON (See Instructions)
       OO

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


            This Amendment No. 15 is filed by Pacific International Group Holdings LLC ("Pacific") and Syd Ghermezian (collectively, the "Reporting Persons"), and amends and supplements the statement on Schedule 13D (the "Statement") originally filed with the Securities and Exchange Commission on September 12, 2007 by Braesridge Energy LLC ("BEL") and Barry Kostiner, and amended by Amendment No. 1 on October 18, 2007, Amendment No. 2 on October 24, 2007, Amendment No. 3 on October 26, 2007, Amendment No. 4 on October 30, 2007, Amendment No. 5 on November 27, 2007, Amendment No. 6 on November 30, 2007, Amendment No. 7 on December 6, 2007 and Amendment No. 8 on December 12, 2007, each filed by BEL and Mr. Kostiner; Amendment No. 9 on February 15, 2008 and Amendment No. 10 on March 5, 2008, each filed by BEL and Mr. Ghermezian; Amendment No. 11 on June 26, 2008 and Amendment No. 12 on November 24, 2008, each filed by BEL, Regent Venture V LLC ("Regent") and Mr. Ghermezian; Amendment No. 13 on June 1, 2009, filed by Pacific, BEL, Regent and Mr. Ghermezian; and Amendment No. 14 on June 10, 2009, filed by Pacific and Mr. Ghermezian, with respect to the common stock, par value $0.0001 per share (the "Common Stock"), of Platinum Energy Resources, Inc., a Delaware corporation (the "Issuer"). BEL and Regent are no longer required to file this Statement. From and after the date hereof, all references in the Statement to the Statement or terms of similar import shall be deemed to refer to the Statement as amended and supplemented hereby.

            Except as specifically provided herein, this Amendment No. 15 does not modify any of the information previously reported in the Statement, and unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Statement.

            The Reporting Persons previously entered into the Joint Filing Agreement, a copy of which was filed as Exhibit 99.2 to Amendment No. 14 to the Statement, and which is incorporated herein by reference thereto.

            Neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that they constitute a "group" as such term is used in Section 13(d)(1)(k) of the rules and regulations under the Act.

            ITEM 1. SECURITY AND ISSUER

            Response unchanged.

            ITEM 2.  IDENTITY AND BACKGROUND

            Response unchanged.

            ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            Item 3 is hereby supplemented as follows:

            On June 18, 2009, Pacific purchased 1,892,400 shares of Common Stock in a private secondary market sale exempt from registration at $0.50 per share for an aggregate purchase price of $946,200.00. On June 18, 2009, Pacific also purchased immediately exercisable Warrants to purchase an additional 3,694,200 shares of Common Stock in a private secondary market sale exempt from registration at a purchase price of $0.03 per warrant for an aggregate purchase price of $110,826.00. The source of funds for the payment by Pacific for such Common Stock and Warrants was Pacific's working capital.

            ITEM 4.  PURPOSE OF TRANSACTION

            The following replaces previous disclosure in the Statement made under Item 4:

            In pursuing their businesses, the Reporting Persons analyze the operations, capital structure and markets of companies, including the Issuer, on a continuous basis, through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of company management). From time to time, one or both of the Reporting Persons may hold discussions with third parties or with the management of such companies, including the Issuer, in which the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act, including, without limitation, such matters as disposing of or selling all or a portion of the Issuer or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the Issuer's capitalization or dividend policy. In addition, the Reporting Persons may seek to influence the Issuer regarding courses of action that the Reporting Persons may suggest are in the Issuer's best interest and which, in the Reporting Persons' opinion, would enhance shareholder value. In addition, the Reporting Persons may, from time to time, contact the Issuer to express their views regarding the Issuer's business and operations.

            At this time, the Reporting Persons plan to pursue opportunities as they arise to acquire additional shares of Common Stock or Warrants in the open market, in private transactions or otherwise at prices they deem appropriate. Aside from the foregoing, the Reporting Persons do not have any present plans or specific proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so. The Reporting Persons may also at any time or from time to time decide to dispose of shares of Common Stock or Warrants in the open market, in private transactions or otherwise at prices they deem appropriate.

            ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

            Item 5 is hereby supplemented as follows:

            Pacific may be deemed to be the direct beneficial owner with sole voting and dispositive power of 8,690,340 shares of Common Stock and Warrants to purchase an additional

9,238,500 shares of Common Stock, representing in the aggregate 53.8% of the outstanding Common Stock as of May 15, 2009.

            The ultimate economic interest in Pacific is held by certain members of the Ghermezian family through their direct or indirect ownership of various entities that own Pacific. Mr. Ghermezian is the Manager of Pacific. As such, Mr. Ghermezian may be deemed to be the indirect beneficial owner with shared voting and dispositive power of the shares of Common Stock and Warrants that Pacific may be deemed to directly beneficially own. Therefore, Mr. Ghermezian may be deemed to be the indirect beneficial owner with shared voting and dispositive power of 8,690,340 shares of Common Stock and Warrants to purchase an additional 9,238,500 shares of Common Stock, representing in the aggregate 53.8% of the outstanding Common Stock as of May 15, 2009.

            The calculation of the foregoing percentages is made on the basis of there being 24,068,675 shares of Common Stock outstanding as of May 15, 2009, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended December 31, 2008. Where a Reporting Person may be deemed to be the beneficial owner of Warrants to purchase additional shares of Common Stock, the number of such shares are deemed to be outstanding for the purpose of computing the percentage of Common Stock held by such Reporting Person, as required by Rule 13d-3(d)(1) of the Act.

            The following purchase of Common Stock of the Issuer was effected on June 18, 2009 by Pacific through a private secondary market sale exempt from registration:

    # Shares Purchased                 Date                      Price
    ------------------                 ----                      -----

         1,892,400                   6/18/09                     $0.50

            The following purchase of Warrants of the Issuer was effected on June 18, 2009 by Pacific through a private secondary market sale exempt from registration:

   # Warrants Purchased                Date                      Price
   --------------------                ----                      -----

         3,694,200                   6/18/09                     $0.03

            ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            Response unchanged.

            ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

            Response unchanged.

                                   SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 19, 2009


                                    /s/ Syd Ghermezian
                                    --------------------------------------------
                                        Syd Ghermezian


                                    PACIFIC INTERNATIONAL GROUP HOLDINGS LLC



                                    By:    /s/ Syd Ghermezian
                                        ----------------------------------------
                                        Name:  Syd Ghermezian
                                        Title: Manager






[Signature Page - Amendment No. 15 to Schedule 13D]